FORM 61

QUARTERLY REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON     JOHN ROBERTSON

CONTACT’S POSITION     PRESIDENT

CONTACT’S TELEPHONE NUMBER     (604) 278-5996

FOR QUARTER ENDED     FEBRUARY 29, 2000

DATE OF REPORT     APRIL 26, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	00/04/26
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	00/04/26
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

SCHEDULE “B” - FORM 61

TERYL RESOURCES CORP.
for the nine months ended February 29th, 2000
(Unaudited)
(Prepared by Management)

1.	A.	Deferred exploration expense
		Exploration:	$ 88,084
		Mineral property interest - option interest recovered (Gil Venture)	$(36,277)

	B.	Aggregate amount of expenditures made to parties not at arm’s length:
		Management fees, rent and secretarial	$ 36,000

2.	A.	Common Shares issued during the period: None

Outstanding as at this period end

Class	Par Value	Authorized No.	Issued No.	Issued Amount

Common	NPV	30,000,000	22,958,238	$5,994,927
Preferred	$1.00 par value	5,000,000	Nil	Nil

B.	Options Issued/Granted
Options and Warrants outstanding as at February 29th, 2000

Class	Issued No.	Exercise Price	Expiry Date

Options	75,000	$0.34	August 15, 2000
Options	50,000	$0.20	February 27, 2002
Options	100,000	$0.15	November 16, 2003
Options	510,000	$0.15	March 17, 2004
Warrants	1,760,000	$0.15	March 22, 2000
Warrants	1,760,000	$0.18	March 22, 2001

C.	Shares in escrow: None

D.	List of directors as at February 29th, 2000:
John Robertson, Susanne Robertson and Brian Cherry

E.	Related Party Transactions
During the period ended February 29th, 2000, the Company paid $36,000 for management, rent and secretarial services to a company controlled by a director of the Company

SCHEDULE “C” - FORM 61

TERYL RESOURCES CORP.
for the nine months ended February 29th, 2000
(Unaudited)
(Prepared by Management)

MANAGEMENT DISCUSSION

On December 14th, 1999, the Company announced that it had been notified by its joint venture partner, Kinross Gold Corporation, that a first quarter budget for the Gil Claim joint venture was approved for $590,000 US which is part of a proposed 1.4 million US year 2000 budget. The 2000 budget will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil Claims, core and RC drilling commenced in February.

As reported in the Company’s News Release dated March 16, 1999 the polygonal resource calculation reported by Kinross Gold on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

By News Release dated January 6th, 2000, the Company announced that a progress report for the 1999 Gil Venture season was received from its joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization was in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

Six out of eleven drill holes in the “North Gil” area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.

On February 14th, 2000, the Company announced that the initial drilling program on the Gil Claims had commenced on the joint venture gold prospect near Fairbanks, Alaska.

Kinross Gold Corporation, the Company’s joint venture partner, notified the Company that approximately 50 holes with an estimated total footage of 27,000 feet was to target the northeast extension of the Mai n Gil zone, which to date is reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt gold.

The 2000 core program consisted of drill holes targeting the northeast extension of the Mail Gil zone. Additional drill holes targeted the North Gil zone and other geochemical and geophysical targets as well as confirmatory drilling in the Main Zone. Exploration plan included approximately 15 holes with an estimated total footage of 9,000 feet. Samples with assay results of greater than 0.01 opt were submitted for cyanide soluble analysis. Samples from select drill holes were submitted for multi-element analysis. Density measurements of core were taken at least every 100 feet. Details of the 2000 RC program, which commenced on March 1st, are expansion of Main Zone resource, defining a resource at the North Gil, as well as testing other geochemical and geophysical targets.

By News Release dated April 18th, 2000, the Company announced that it received assay results on this years first phase drilling and exploration program on the Gil Claims joint venture from our joint venture partner Kinross Gold Corporation. This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone, and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
116	440' - 520'	80' of .036
117 117	270' - 290' 310' - 350'	20' of .05 40' of .05
118	200' - 250'	50' of .04
119 119	130' - 140' 385' - 395'	10' of .04 10' of .06
121	355' - 390'	35' of .033
126	185' - 200'	15' of .026
127	10' - 40'	30' of .017
128	70' - 80'	10' of .034
129	50' - 65'	15' of .067
130 130 130 130	115' - 130' 260' - 275' 360' - 385' 440' - 545'	15' of .124 15' of .176 25' of .02 105' of .04

NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
122	240' - 260'	20' of .15
123 123 123	70' - 85' 105' - 130' 170' - 185'	15' of .015 25' of .038 15' of .33
124 124	195' - 220' 360' - 375'	25' of .046 15' of .04
146 146 146 146	30' - 60' 95' - 145' 170' - 185' 205' - 225'	30' of .09 50' of .035 15' of .035 20' of .054
147 147	45' - 85' 340' - 400'	40' of .24 60' of .03

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
133 133	115' - 145' 165' - 200'	30' of .033 35' of .133
137	10' - 130'	120' of .045
138 138 138	55' - 105' 200' - 245' 280' - 300'	50' of .065 45' of .086 20' of .04
139 139	15' - 80' 190' - 255'	65' of .12 65' of .03
149	55' - 90'	35' of .04

SLIPPERY CREEK
HOLE #	INTERVAL	AU (opt)
131	110' - 125'	15' of .027

The drilling program will continue as long as the weather permits and will begin after break -up this summer.